United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale announces changes in its Executive Board

Rio de Janeiro, August 4th, 2016 —Vale S.A. (Vale) announces that Clovis Torres will hold the position of Executive Officer for Human Resources, Health and Safety, Sustainability and Energy effective immediately, with the appointment already approved by the Board of Directors. Clovis Torres will also hold his previous position as General Counsel, Chief Compliance Officer and Director of M&A and Corporate Governance.

Clovis holds an undergraduate degree in Law from Universidade Católica de Salvador, a masters degree in International Law, Trade and Finance from the University of Tulane in New Orleans and an Executive MBA degree from Fundação Getulio Vargas in São Paulo. He also took extension courses at Harvard, MIT and IMD.

Vania Somavilla, who previously held the position, has left the company to take on new challenges in her successful career. Vania contributed immensely to Vale’s results, leaving an important legacy mainly in regards to the licensing process of major projects such as S11D.

Vale also announces that Galib Chaim, Executive Officer for Capital Projects ended his career with Vale. Due to the advanced stage of capital projects, the Executive Office for Implementation of Capital Projects will be extinguished.  The department of capital projects will report to the Chief Financial Officer and Executive Officer for Investor Relations, Luciano Siani Pires, taking advantage of the synergies with the Procurement department, which already   reports to Luciano. Galib significantly contributed to the company, especially with the delivery of the aluminum projects in Barcarena, the feasibility and implementation of the coal projects in Mozambique and, more recently, the implementation of S11D - the largest project in Vale’s history.

Vale offers its immense thanks and appreciation to Vania and Galib for their successful contributions and achievements over the years.

For further information, please contact:

55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 04, 2016		Director of Investor Relations